Via Edgar

April 13, 2017

Michelle Miller
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Banner Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 27, 2017 File No. 000-26584

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated April 3, 2017, with respect to the Form 10-K for the year ended December 31, 2016, which was filed February 27, 2017 by Banner Corporation (“Banner”, “we”, or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Non-GAAP financial measures, page 40

1.	We note on page 42 that you add the net loan discount on acquire loans to the allowance for loan losses and to loans receivable. Please address the following:

•	Tell us why adding the net loan discount on acquired loans to the allowance for loan losses provides useful information to investors in evaluating the risks of credit losses in the loan portfolio;

RESPONSE:

The purpose of providing investors with a credit loss coverage ratio that combines the net loan discount on acquired loans with the allowance for loan losses (“ALLL”) is to give investors a similar view on how Banner evaluates its overall credit loss coverage ratio on the loan portfolio. The same ratio that is being provided to investors is also used by Banner for its internal review of its overall credit loss coverage. In addition, this is a Non-GAAP disclosure that banking industry equity analysts are familiar with, and it is regularly disclosed by public company banks that have completed acquisitions that are significant to the institution. The GAAP allowance coverage ratio disclosed by public banks is the ratio of ALLL to all loans, including acquired loans that are carried at fair value For institutions that have completed significant acquisitions, this ratio can be misleading to investors due to the lack of comparability to prior periods and to other public company banks that have not completed significant acquisitions, as acquired loans generally do not have an ALLL unless they have suffered performance deterioration subsequent to the date of acquisition..

The loans acquired from AmericanWest Bank (“AmericanWest”) and Siuslaw Bank (“Siuslaw”) were recorded at their estimated fair value, which resulted in a net discount to the loans’ contractual amounts. The net loan discount consists of two components: a credit discount and a market interest rate premium or discount. Credit discounts are included in the determination of fair value and no ALLL is recorded for acquired loans at the acquisition date. Should an acquired loan incur a charge-off, the loss to be recorded is reduced by the net loan discount available for that specific loan before charging anything to the ALLL. Effectively the net loan discount is available to reduce potential losses on a specific loan or pool basis in the acquired loan portfolio and providing additional loss coverage on the acquired loans based on the discount specific to each loan or pool. As the net loan discount, including the portion related to a credit discount, is not reflected in the ALLL or the GAAP allowance coverage ratio, we believe providing the non-GAAP coverage ratio is useful information to investors and should be considered when comparing the current coverage ratio to similar ratios in periods prior to the acquisitions of AmericanWest and Siuslaw and the coverage ratio of other banks.

Further, in evaluating the need for an ALLL specific to the acquired loan portfolio subsequent to the acquisition date (“Day 2”), the Company incorporates the credit discount and other factors into its consideration by determining an ALLL for the acquired loan portfolio as if it were originated and then comparing the remaining net loan discount to the calculated need for an ALLL on the acquired loan portfolio. If the net loan discount is less than the calculated ALLL, then the Company would record a provision for loan losses to increase the ALLL related to the acquired loans. However, if the net loan discount is equal to or greater than the calculated ALLL need, the Company would not record any provision for loan losses as the net loan discount would be sufficient as an available “allowance”. This component of the ALLL related to the acquired loan portfolio is presented in aggregate with the Company’s overall ALLL.

•	Tell us how you considered prepayment risk in the loan portfolio with the addition of the net loan discount on acquired loans to the allowance for loan losses;

RESPONSE:

Prepayment risk is a component in the determination of the amount of the acquisition date (“Day 1”) net loan discount. If an acquired loan with a net loan discount were to prepay, the associated net loan discount would no longer be available to cover future credit losses, but the related loan balance would also no longer represent a future potential credit exposure. Depending on the net loan discount percentage on the loan that prepaid compared to the overall net loan discount percentage, the overall coverage ratio could increase, decrease or remain the same, but on average would remain the same.

•	Tell us the nature, amount and how you determined the components of the net loan discount on acquired loans; and

RESPONSE:

Banner engaged a third party valuation firm to assist management in determining the amount of the Day 1 fair value, which resulted in a net loan discount. Banner utilized the income approach; specifically the discounted cash flow (“DCF”) approach. In applying the DCF approach, the fair value of the Loan Portfolio was based on the present value of the expected cash flows from the portfolio. The monthly principal and interest cash flows were projected based on the loan terms including contractual coupon, maturity, spread, index, amortization term, interest only term, day count convention, and age of each loan. The contractual principal and interest cash flows were adjusted for credit loss expectations and prepayments.

Loan-level lifetime expected losses were obtained by applying default rates based on a transition study, market data, as well as valuation of similar loan portfolios with similar loan pools. Default rates for the purchased credit-impaired (“PCI”) portfolio were obtained from the transition matrix study which was then scaled up by the multiplier of the most similar Federal Deposit Insurance Corporation Statistics on Depository Institutions pool. Non-PCI portfolios were derived from the most similar 10-year average FDIC charge-off rates for California and Washington divided by the pool level Loss Given Default.

The rate used to discount the cash flows takes into account the servicing costs, capital charges and market benchmark interest rates of similar collateral and loan purposes. Discount rates were based on recent originations of similar loan types; market data from Bloomberg, SNL Financial, Bankrate, and Federal Reserve releases market surveys; consideration of a synthetic discount rate build-up; and consideration of the remaining term of each pool.

The following are the components of the Day 1 net loan discount recorded on the AmericanWest and Siuslaw loan portfolios:

AmericanWest
in thousands
	Credit Discount		Market Interest Rate Premium (Discount)		Net Loan Discount
	$	%	$	%	$	%
Non PCI Loans	($44,064)	-1.49%	$26,404	0.89%	($17,660)	-0.60%
PCI Loans	(18,551)	-21.64%	($5,655)	-6.60%	(24,206)	-28.24%
Total Loans	($62,615)	-2.06%	$20,749	0.68%	($41,866)	-1.38%

Siuslaw
in thousands
	Credit Discount		Market Interest Rate Premium (Discount)		Net Loan Discount
	$	%	$	%	$	%
Non PCI Loans	($3,121)	-1.29%	$316	0.13%	($2,805)	-1.16%
PCI Loans*	NA	NA	NA	NA	(2,292)	-28.87%
Total Loans	NA	NA	NA	NA	($5,097)	-2.03%

* Note: Loan Discount on Siuslaw PCI loans was not split out between credit and market discount.

•
Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP requires that the net loan discount be accreted to interest income over the remaining life of the loan and therefore adding the net loan discount to the allowance for loan losses would appear to represent a tailored accounting principle.

RESPONSE:

Banner acknowledges the Staff’s question, and believes it is important to note that the disclosure is not presented for any purpose of analyzing operating performance; instead it is provided as a balance sheet credit quality metric. Banner views the disclosed Non-GAAP adjusted ALLL to loans ratio to be a point in time credit coverage ratio disclosure rather than a performance measure.

Specifically for the PCI loan portfolio, a portion of the discount is considered non-accretable difference and effectively absorbs future credit losses, rather than being accreted to interest income. The $31.3 million net loan discount as of December 31, 2016 includes $10.0 million of non-accretable difference associate with projected credit losses on the PCI loan pools that is not currently being accreted to interest income. Even though the accretable portion of the loan discount associated with the PCI loans can be accreted to interest income in future periods, as of the date of the disclosure, the combined accretable yield and non-accretable difference is available to offset PCI loan pool credit losses in the acquired loan portfolio.

While a portion of the net loan discount on Non-PCI loans will be accreted to interest income over the remaining life of the acquired loan portfolio, a portion of the discount will likely never be accreted to interest income. Instead, it will be used to offset future credit losses by reducing the net carrying value of the specific loans to be charged off. In addition, over the remaining contractual life of the acquired portfolio, there will continue to be a net loan discount available to offset future credit losses, as a net loan discount will continue to exist as long as loans remain in the acquired loan portfolio.

Because the net loan discount on PCI and Non-PCI loans would offset losses on specific acquired loans and loan pools as of the balance sheet date, just as the ALLL provides for incurred losses on acquired and originated loans as of the same dates, Banner does not consider this non-GAAP metric that combines the net loan discount and the ALLL to be a tailored measurement method.

Banner Corporation believes the responses provided above address the staff's comments, and further acknowledges that:

•	Banner is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Banner Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact Lloyd Baker at (509) 526-8896 or Rob Butterfield at (509) 462-5819.

Respectfully,

/s/ Lloyd Baker

Lloyd Baker
Executive Vice President/Chief Financial Officer
Banner Corporation

April 13, 2017